SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR
3 GARDEN ROAD, CENTRAL
HONG KONG

TELEPHONE: +852-2514-7600
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DIRECT DIAL NUMBER +852-2514-7660	E-MAIL ADDRESS dfertig@stblaw.com

DRAFT
CONFIDENTIAL

October 25, 2019

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Andrew Blume, Staff Accountant
Jennifer Thompson, Accounting Branch Chief

Re:	Alibaba Group Holding Ltd
Form 20-F for the Fiscal Year Ended March 31, 2019
Filed June 5, 2019
File No. 1-36614

Ladies and Gentlemen:

On behalf of our client, Alibaba Group Holding Limited, a company organized under the laws of the Cayman Islands (together with its subsidiaries, the “Company” or “Alibaba”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 26, 2019 (the “September 26 Comment Letter”), relating to the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2019 filed with the Commission on June 5, 2019 (the “2019 20-F”).

Set forth below are the Company’s responses to the Staff’s comments in the September 26 Comment Letter.  The Staff’s comments are retyped below for ease of reference.

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DANIEL FERTIG	ADAM C. FURBER	MAKIKO HARUNARI	IAN C. HO	ANTHONY D. KING	CELIA C.L. LAM	CHRIS K.H. LIN	JIN HYUK PARK	KATHRYN KING SUDOL	CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK       BEIJING       HOUSTON       LONDON       LOS ANGELES       PALO ALTO       SÃO PAULO       TOKYO       WASHINGTON, D.C.

Item 4. Information on the Company

C. Organizational Structure

VIE equity holders after the VIE Structure Enhancement, page 117

1.              Please tell us and consider disclosing the specific selected members of the Alibaba Partnership or your management referenced in footnote (1) of your page 118 organization diagram.

The Company respectfully advises the Staff that, as of the date of its response, the Company has completed the VIE Structure Enhancement with respect to all five of the Company’s material VIEs as disclosed on page 115 of the 2019 20-F.  The Company does not believe the identities of the ultimate VIE interest holders are material information, because unlike the original structure, the VIE Structure Enhancement was designed to ensure that none of the individual holders has control over any VIE (as none of them holds more than 20% interest or voting power, while the partnership structure also ensures that any individual holder can be replaced any time with another member of the Alibaba Partnership or the Company’s management).  Notwithstanding the Company’s view as to the non-materiality of the identities of the particular partners and/or management who are the ultimate VIE interest holders, the Company is hereby providing the identities of the individual holders as follows.

The individual limited partners referenced in footnote (1) of the organization diagram on page 118 of the 2019 20-F for the PRC Limited Partnerships and individual shareholders of the general partners with respect to the five material VIE entities disclosed on page 115 of the 2019 20-F consist of:

•                  Daniel Yong Zhang, Jessie Junfang Zheng, Xiaofeng Shao, Judy Wenhong Tong and Angel Ying Zhao (with respect to each of Zhejiang Taobao Network Co., Ltd.; Zhejiang Tmall Network Co., Ltd.; Alibaba Cloud Computing Ltd.; and Hangzhou Alibaba Advertising Co., Ltd.); and

•                  Sophie Minzhi Wu, Trudy Shan Dai, Jeff Jianfeng Zhang, Fan Jiang and Winnie Jia Wen (with respect to Youku Information Technology (Beijing) Co. Ltd.).

Each of the above individuals is a partner of the Alibaba Partnership.  The Company respectfully advises the Staff that it will disclose the identities of the specific individuals described in the abovementioned footnote of this organization diagram for its material VIEs in all its future annual reports on Form 20-F, starting with its annual report on Form 20-F for the fiscal year ending March 31, 2020.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

4. Significant restructuring transaction, mergers and acquisitions and investments

(b) Acquisition of Alibaba Pictures Group Limited (“Alibaba Pictures”), page F-41

2.              We note that you consolidated Alibaba Pictures Group Limited (“Alibaba Pictures”) in fiscal 2015, deconsolidated it in fiscal 2016, and consolidated it again during fiscal 2019. We further note that you recorded significant gains during fiscal year 2015 and 2019 related to these transactions and also recorded a significant impairment of your Alibaba Pictures investment during fiscal 2018. Please address the following comments related to your investment in Alibaba Pictures:

•                  Provide us with a complete historical narrative of your transactions involving Alibaba Pictures. In doing so, tell us the business purpose and intent of the transactions causing the consolidation changes. Tell us why you decided to acquire a controlling interest in Alibaba Pictures in June 2014, why you decided to relinquish control over Alibaba Pictures by not participating in the June 2015 financing transaction, and why you decided to participate in the March 2019 equity offering at a level that resulted in a controlling equity interest rather than merely maintaining your 49% equity interest. If currently known, also provide us with a forward-looking view of your investment intentions.

The Company respectfully advises the Staff that the multiple transactions involving Alibaba Pictures referenced in the Staff’s comment above reflected the different stages, starting from 2014, of the Company’s exploration and formulation of strategies to provide digital media and entertainment services to consumers in its digital economy, which the Company has since referred to as its “Happiness” strategy.

Alibaba Pictures was one of the targets the Company identified in the early stages of formulating its digital media and entertainment strategies. In June 2014, the Company acquired control of Alibaba Pictures by purchasing newly-issued ordinary shares representing approximately 60% of the equity interest in Alibaba Pictures for a total cash consideration of HK$6,244 million, which was then equivalent to approximately US$806 million.

After the Company’s initial investment in Alibaba Pictures in 2014, the Company found that it was not yet able to integrate this new business into the Company’s long-term strategy as quickly as expected, partly due to the Company’s lack of relevant industry knowledge and operational experience.  The Company also realized that it would require more time and capital than originally contemplated to achieve synergies with Alibaba Pictures’ business.  Therefore, starting from 2015, the Company took a more cautious approach towards Alibaba Pictures and its business, and decided not to participate in Alibaba Pictures’ June 2015 financing round, in which Alibaba Pictures placed newly-issued ordinary shares to unrelated third-party investors raising gross proceeds of HK$12,179 million (or approximately US$1,571 million). The Company’s equity interest was therefore diluted to 49.5% upon the completion of that placement. The Company believed that, although it no longer controlled Alibaba Pictures, its significant influence over Alibaba Pictures associated with this remaining equity interest would still allow the Company to continue exploring initiatives that would facilitate integration of Alibaba Pictures’ business into the Company’s ecosystem over time.

In November 2015, when the Company sold certain movie-related businesses to Alibaba Pictures, the Company continued the above cautious approach by receiving cash consideration of approximately US$520 million instead of acquiring more equity, so as to maintain its 49.5% equity interest and substantial influence while avoiding control over Alibaba Pictures. The Company believed that these businesses would help strengthen Alibaba Pictures’ core competence and that the transaction would enable the Company to continue exploring the integration of their various online and offline entertainment-related offerings.

Starting from 2016, the Company’s digital economy and businesses, including core commerce, local consumer services, Youku and other digital media entertainment initiatives, had all expanded significantly. After three years of efforts to address increasing customer demand for services and entertainment beyond physical goods and to compete effectively, the Company believed that it had formed a clearer view on how to build competitive strengths and better drive synergies across its various consumer-facing businesses. As a result, the Company increased its stake to approximately 51% and regained control over Alibaba Pictures in March 2019 by subscribing for newly-issued ordinary shares for a cash consideration of HK$1,250 million (approximately US$159 million).

The Company does not currently have forward-looking investment intentions with respect to Alibaba Pictures.  The Company respectfully advises the Staff that it recorded significant one-time gains during fiscal years 2016 and 2019 related to these transactions as a result of GAAP rules and regulations.  The Company has also provided and presented a number of non-GAAP financial measures — which excluded these one-time gains — to help investors better understand the Company’s core operating results and underlying trends in the Company’s business.

•                  Please tell us how you determined the fair value of your previously held Alibaba Pictures investment on the date of your March 2019 acquisition. If the amount was not entirely based on the publicly traded stock price of Alibaba Pictures, explain to us in sufficient detail the method used to determine fair value and why you believe the method employed was appropriate.

The Company respectfully advises the Staff that, as disclosed in Note 4(b) to the consolidated financial statements, the fair value of its previously held equity interest in Alibaba Pictures amounting to RMB16,229 million was estimated with reference to the market price per share as of the acquisition date. More specifically, this amount was calculated entirely based on the closing market price of the stock of Alibaba Pictures traded on the Hong Kong Stock Exchange (“HKSE”) (i.e., HK$1.52 per share as of March 5, 2019 multiplied by 12,488,058,846 shares of Alibaba Pictures that were previously held by the Company).

•                  We note that you deconsolidated Alibaba Pictures during fiscal 2016 when shares were issued to third party investors and your ownership percentage fell below 50%. Citing authoritative GAAP literature, explain in sufficient detail your consolidation policy, including whether you assess Alibaba Pictures for consolidation under the variable or voting interest model. Ensure you fully explain shareholder rights, board composition, and any contractual arrangements that influence control. If Alibaba Pictures is a voting interest entity, explain to us if you are able to unilaterally control whether or not your investment exceeds 50%.

The Company advises the Staff that Alibaba Pictures was not considered a variable interest entity under ASC 810, as it qualified for the business scope exception under ASC 810-10-15-17(d). In case of a contrary view that the business scope exception under ASC 810-10-15-17(d) was not met, the Company performed a further analysis to determine whether Alibaba Pictures was subject to consolidation under the VIE guidance. A legal entity is subject to consolidation under the VIE guidance if, by design, any of the conditions in ASC 810-10-15-14 exists. Under such analysis, the Company concluded that Alibaba Pictures was not a VIE and therefore the VIE model was not applicable.

In accordance with ASC 810-10-15-3, as the VIE model was not applicable, the voting interest model was followed to assess whether the Company had control over Alibaba Pictures and therefore should consolidate its financial results. In accordance with paragraph 66(1) of the Bye-laws of Alibaba Pictures (“Alibaba Pictures Bye-laws”), each share is entitled to one vote at the general meetings of Alibaba Pictures. Therefore, when the Company’s equity interest was diluted from approximately 60% to 49.5% in June 2015, its voting interest no longer represented a majority. The guidance in ASC 810-10-25-1 provides that “[t]he usual condition for a controlling financial interest is ownership of a majority of voting interest, but in some circumstances control does not rest with the majority owner.” As a result, although the Company no longer owned a majority voting interest, it also assessed whether it was able to exert control through other arrangements.

1.                                      Board of Directors of Alibaba Pictures (the “Alibaba Pictures Board”)

In order for the Company to control the Alibaba Pictures Board, it must have the unilateral ability to appoint or elect a majority of the members of the Alibaba Pictures Board. The Alibaba Pictures Bye-laws did not provide the Company with the ability to appoint or elect a defined number of directors. Instead, in accordance with paragraph 86(2) of the Alibaba Pictures Bye-laws, a director is appointed by the Alibaba Pictures Board in two ways:

(a)                                 The Alibaba Pictures Board can appoint any person as a director to fill a casual vacancy, who shall hold office until the first general meeting of Alibaba Pictures after his appointment and be subject to re-election at such meeting.

(b)                                 Subject to authorization by the shareholders, the Alibaba Pictures Board can appoint any person as a director as an addition to the existing Alibaba Pictures Board, who shall hold office until the next following annual general meeting of Alibaba Pictures and shall then be eligible for re-election.

In addition, according to paragraph 86(4) of the Alibaba Pictures Bye-laws, shareholders may remove a director at any time before the expiration of his period of office by ordinary resolution at any general meeting. Given that the Company only held 49.5% of shareholder voting interest, the other shareholders as a group were able to remove any director appointed by the Alibaba Pictures Board. In other words, the Company did not have the unilateral ability to change the composition or elect/appoint a majority of the Alibaba Pictures Board. Furthermore, according to paragraph 169 of the Alibaba Pictures Bye-laws, a majority of not less than three-fourths of votes cast by shareholders at a meeting is required to amend the Bye-laws. Therefore, the Company did not have the unilateral ability to amend the Alibaba Pictures Bye-laws with its 49.5% voting interest.

2.                                      Appointment of executive officers

Per paragraph 128(1) of the Alibaba Pictures Bye-laws, its officers are appointed by the Alibaba Pictures Board and shall hold office on such terms and for such period as the Alibaba Pictures Board may determine. Paragraph 130 of the Bye-laws also states that Alibaba Pictures’ officers shall have such powers and perform such duties in the management, business and affairs of Alibaba Pictures as may be delegated to them by the directors from time to time.  Given that the Company did not have the ability to control the Alibaba Pictures Board, it did not have the unilateral ability to terminate or change the appointment of officers. Furthermore, as discussed above, the Company did not have the unilateral ability to amend the Alibaba Pictures Bye-laws.

As the Company did not have a majority of equity or voting interest in Alibaba Pictures, nor did the Company have any other arrangements that would enable the Company to have control over the Alibaba Pictures Board or shareholder votes, the Company concluded that it should not consolidate Alibaba Pictures under the voting interest model in ASC 810.

As Alibaba Pictures is a publicly-listed company on the HKSE, the Company was able to unilaterally control whether or not its investment exceeds 50% by purchasing additional shares on the secondary market.

(c) Acquisitions and integration of Rajax Holding (“Ele.me”) and Koubei Holding Limited (“Koubei”), page F-43

3.              Please address the following comments related to your acquisitions and integration of Ele.me and Koubei:

•                  We note that during May 2018 a joint investment vehicle, owned by you and Ant Financial, acquired all outstanding shares of Ele.me that it did not already own, resulting in Ele.me becoming your consolidated subsidiary. Tell us your effective equity ownership percentage in Ele.me immediately after this transaction. To assist us in understanding your response, please tell us your and Ant Financial’s respective ownership of this joint investment vehicle and whether your relative ownership changed over time. Also tell us how your ownership of the joint investment vehicle corresponds to the percentage of each Ele.me equity purchase that you financed and how it corresponds to your effective equity ownership percentage in Ele.me immediately following the May 2018 equity purchase.

The Company respectfully advises the Staff that the Company and Ant Financial initially invested in Ele.me in March 2016 through a joint investment vehicle (the “JIV”), in which the Company and Ant Financial owned a 72.0% equity interest and a 28.0% equity interest, respectively. The Company’s investment in Ele.me through the JIV was US$900 million, out of the combined investment amount of US$1,250 million made by the JIV to Ele.me.  Upon the completion of the March 2016 investment, the Company’s effective ownership interest in Ele.me was approximately 20% on a fully diluted basis.

When the JIV made additional investments in Ele.me in April and August 2017, the Company invested US$864 million to Ele.me through the JIV, which accounted for 72.0% of the combined investment amount of US$1,200 million made by the JIV.  Upon the completion of these investments, the Company’s effective ownership interest in Ele.me increased to approximately 27% on a fully diluted basis.

In May 2018, when the JIV acquired all outstanding shares of Ele.me that it did not already own, the Company financed the full consideration of US$5,482 million.  As a result, upon the completion of the acquisition, the Company’s equity ownership percentage in the JIV increased from 72.0% to 89.5%, and the Company’s effective equity ownership interest in Ele.me further increased to 89.5% on a fully diluted basis.

•                  We note that during December 2018 you completed the integration of Ele.me and Koubei under a newly established holding company and that you paid cash consideration of RMB 3,196 million in connection with the integration. We note that the integration resulted in your holding an approximate 72% interest in the new holding company, the consolidation of Koubei, a material gain of RMB 21,990 million related to the revaluation of your previously held Koubei equity interest, and an increase in noncontrolling interest and APIC for the reduction of your effective equity interest in Ele.me. Citing authoritative GAAP literature, tell us in sufficient detail the guidance you followed in accounting for the integration transaction. Considering you had ceased recording your share of Koubei’s losses under the equity method since your cumulative share of losses had exceeded your investment, please help us understand the practicality of recording a significant revaluation gain. In doing so, explain how you determined the consideration issued to acquire the additional Koubei interest and your retained interest were appropriately valued and how the exchange was equitable to all parties. Also tell us your effective equity interest in Koubei after the integration transaction and clarify the nature of the “non-cash consideration” listed in the purchase price table on page F-46.

The Company respectfully advises the Staff that upon the completion of the integration, Alibaba’s effective equity interest in Ele.me decreased from approximately 90% to approximately 72%, and Alibaba’s effective equity interest in Koubei increased from approximately 42% to approximately 72%.

For Ele.me, as Alibaba continued to have a controlling financial interest in Ele.me upon the completion of the integration, the decrease in equity interest held was accounted for as an equity transaction in accordance with ASC 810-10-45-23. In other words, the difference between the fair value of the equity interest transferred and the net asset value was recognized within equity, and no gain or loss was recognized in the income statement.

For Koubei, prior to the integration, Alibaba accounted for its approximately 42% previously held equity interest (“PHEI”) in Koubei using the equity method under ASC 323. Immediately prior to the integration, the carrying value of such investment had been reduced to zero due to the share of Koubei’s losses previously recognized. The Company also respectfully advises the Staff that it did not record additional losses after the carrying value of such investment had been reduced to zero, as the Company did not guarantee the obligations of Koubei, nor was the Company otherwise committed to provide further financial support to Koubei. Upon the completion of the integration, the Company obtained a controlling financial interest in Koubei. Therefore, the Company concluded that such transaction should be accounted for as a step acquisition of Koubei in accordance with ASC 805-10-25-9 to 25-10.

The Company recognized a revaluation gain on the PHEI in Koubei pursuant to ASC 805-10-25-10, which stipulates that “[i]n a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.” The fair value of the PHEI in Koubei was estimated by an independent valuer with reference to the purchase price that was paid by new and existing investors to acquire newly-issued shares of the new holding company in its subsequent fund raising in December 2018, with certain adjustments made to reflect factors that may affect the fair value estimation such as differences in rights in different classes of shares.  This purchase price in the subsequent fund raising in December 2018 was relevant to the determination of the fair value of the PHEI in Koubei because the valuation of this new holding company represented, in substance, the sum of the respective valuations of Koubei and Ele.me. The Company respectfully advises the Staff that it recorded this one-time gain pursuant to the GAAP requirements, and has also provided and presented relevant non-GAAP financial measures — which excluded this one-time gain — to help investors better understand the Company’s core operating results and underlying trends in the Company’s business.

For accounting purposes, the consideration to acquire the additional equity interest in Koubei consisted of cash consideration of RMB3,196 million and non-cash consideration of RMB14,648 million, which was primarily comprised of the fair value of the approximately 17% effective interest of Ele.me given up as part of the transaction. The fair value of such equity interest was appraised by an independent valuer, based on the purchase price that was paid by new and existing investors to acquire newly-issued shares of the new holding company in the subsequent fund raising in December 2018, with certain adjustments made as described above.

The Company respectfully advises the Staff that the integration transaction was the result of arm’s length commercial negotiations among numerous third-party investors including reputable, sophisticated institutional investors.

The Company believes that the integration transaction was equitable to all parties given that (i) the fair value basis was consistent between the integration transaction and the subsequent fund raising in December 2018 by the new holding company in which new investors participated; and (ii) shareholders of Ele.me and Koubei at the time had other options if they elected not to participate in the integration transaction.  The Company also respectfully advises the Staff that the new holding company of Ele.me and Koubei has a directly comparable company that is listed on the HKSE and provides transparent valuation benchmarks to the investors.

5. Revenue, page F-61

4.              Please refer to your tabular presentation of revenue by type on page F-62. We note that “Sales of goods” has increased over time as a percentage of total revenue and exceeded 10% of your total revenues in fiscal 2019. Please tell us how you considered the guidance in Rule 5-03(b)(1) and (2) of Regulation S-X to separately disclose on the face of your income statement revenues and cost of revenue related to tangible products and revenues and cost of revenue related to services.

The Company respectfully advises the Staff that starting from 2017, the Company introduced New Retail initiatives, which aim to digitize all aspects of store-based retail operations by leveraging consumer insight technology, on-demand delivery, inventory tracking, supply chain management and mobile payment, thereby enabling traditional retailers to deliver a better consumer experience and improve their operating efficiencies.

The Company further advises the Staff that although the Company has engaged in self-operated direct sales businesses (often referred to as “1P business,” as opposed to the Company’s e-commerce platform businesses that enable merchants to sell products and services to consumers, which is referred to as “3P business” in this response), the commercial and strategic objectives and focus of the Company’s 1P business are primarily related to the following factors as opposed to the generation of trading profits like other traditional retail companies:

•                  Securing the sourcing and supply of products to broaden the selection offered to consumers, especially for products that are in high demand; and

•                  Increasing consumers’ stickiness to the Company’s marketplaces as their first one-stop-shop to visit.

The Company’s 1P business is neither a distinct business unit nor operated as a standalone line of business.  Revenue that the Company recognizes from “sales of goods” is primarily generated by business units that carry out both the 1P and 3P businesses, including Lazada, Tmall Mart and Intime.

Although the Company is subject to S-X.5.03(1), the Company believes that separate disclosures of revenue and cost by the type of sales would not fairly and accurately depict how management operates and manages its marketplace businesses.  The Company manages services and product offerings across its marketplaces as a whole by leveraging resources and infrastructure, and separate disclosure would not be meaningful and would not reflect the way the Company is managing its businesses.  The Company believes that separate presentation of the profit margin related to the sale of goods would give undue emphasis to the Company’s 1P businesses since these businesses only represent a small percentage of the gross merchandise value generated on the Company’s marketplaces. As a result, the Company believes that the current presentation best reflects the economic substance of the business.  In order to help investors better understand the profitability of its core commerce businesses, despite the fact that sales on the marketplaces may be conducted in different forms (i.e., 1P business model vs. 3P business model), the Company presented an overall profit margin for its core commerce businesses as a whole.

Furthermore, to help investors understand the nature of its cost of revenue, the Company included a narrative description of the components of its cost of revenue in Note 2(h) to the consolidated financial statements.  In addition to cost of inventories, cost of revenue also includes other costs incurred from shared infrastructure and resources of the Company, such as bandwidth and co-location fees, depreciation and maintenance expenses for servers and computers, staff costs and traffic acquisition costs.  Since the Company manages its service and product offerings across its marketplaces as a whole, it has built infrastructure that supports, and is shared by, all business activities on its marketplaces.  The Company’s existing systems and processes have been designed to capture the total costs incurred by the Company’s marketplaces collectively.  Given how the Company’s businesses are set up and managed, it would be difficult to distinguish and allocate these costs between the Company’s 1P and 3P businesses in a reasonable and consistent manner.  The Company respectfully submits that separate disclosure of cost by the type of sales may be misleading to investors and would require significant effort and expense to assemble the information.

In addition, the Company wishes to note that its current disclosure has also been adopted by its industry peers, and it is common for companies in the e-commerce industry to have leveraged cost structure and shared infrastructure for products and services.  For example, one of the Company’s peer companies in e-commerce that operates a similar business model to the Company’s 1P business, previously received a similar comment from the Staff regarding its disclosure that did not separate cost of products and cost of services.  In its response to the comment, that company continued to disclose total cost instead of separately disclosing cost of products and cost of services, as it believed disclosure of total cost structure by functional category would provide investors and other users of the financial statements a full picture of its cost structure and the ability to evaluate how that cost structure was being leveraged by their product and service sales.

11. Investment securities and fair value disclosure, page F-73

5.              In periods where you adjust the carrying amount of an investment in privately-held companies measured under the measurement alternative, such as through impairments and adjustments for observable price changes, please provide the nonrecurring fair value measurement disclosures required by ASC 820-10-50-2(a). When material, ensure you identify the specific investment subject to adjustment. If you do not believe these disclosures are required, please tell us why.

For nonrecurring fair value measurements of each class of assets and liabilities measured at fair value, the guidance under ASC 820-10-50-2(a) provides that entities shall disclose, at a minimum, the following information:

•                  The fair value measurement at the relevant measurement date and the reasons for the measurement; and

•                  For nonrecurring measurements estimated at a date during the reporting period other than the end of the reporting period, a reporting entity shall clearly indicate that the fair value information presented is not as of the period’s end as well as the date or period that the measurement was taken.

The Company respectfully advises the Staff that it made the following disclosures in its 2019 20-F:

•                  In Note 2(t) to the consolidated financial statements, the Company disclosed that investments in privately-held companies that are accounted for under the measurement alternative are recorded “at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer that were completed on or after April 1, 2018;”

•                  In Note 11 to the consolidated financial statements, the Company disclosed that “As of March 31, 2019, the amount of investments in privately held companies for which the Company elected to record using the measurement alternative amounted to RMB81,514 million;” and

•                  In Note 11 to the consolidated financial statements, the Company also disclosed that “Investments in privately held companies for which the Company elected to record using the measurement alternative were re-measured on a non-recurring basis, and are categorized within Level 3 under the fair value hierarchy. The values were estimated based on the valuation methods using the observable transaction price at the transaction date and other unobservable inputs including volatility, as well as rights and obligations of the securities that the Company holds.”

The Company respectfully advises the Staff that, given the large size and the volume of equity investments in the Company’s investment portfolio, it is not practical for the Company to disclose the measurement date and reasons of the measurement each time an investment is re-measured under the measurement alternative. In fact, the disclosure requirements under ASC 820-10-50-2 do not require specific investments subject to adjustment to be identified. Instead, the disclosure requirements under ASC 820-10-50-2 provide that the disclosures are to be made for “each class of assets and liabilities measured at fair value” (emphasis added). Pursuant to ASC 820-10-50-2B, considering the nature, characteristics and risks of the investments accounted for under the measurement alternative, all of which are categorized within Level 3 under the fair value hierarchy, the Company considered that all of its investments accounted for using the measurement alternative should be considered as one single class of assets.

Therefore, the Company believes that general statements describing its policy of such nonrecurring measurements on investments accounted for using the measurement alternative is appropriate. The Company also believes that the disclosures as noted above have adequately satisfied the disclosure requirements under ASC 820-10-50-2(a) for nonrecurring fair value measurements without causing unnecessary confusion to the users of the financial statements. In particular, the Company has disclosed the aggregate amount of fair value measurement for investments accounted for under the measurement alternative. As for the “measurement date” and “the reasons of the measurement,” the Company has disclosed that these nonrecurring measurements were estimated at the “transaction date” rather than the end of the reporting period, and were triggered by observable price changes resulting from orderly transactions for identical or similar investments of the same issuer that were completed on or after April 1, 2018.

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If you have any question regarding the responses contained in this Letter, please do not hesitate to contact me at +852-2514-7660 or dfertig@stblaw.com or my colleague Cherrie Zhang at +852 2514 7686 or cherrie.zhang@stblaw.com.

Very truly yours,

/s/ Daniel Fertig

Daniel Fertig

Enclosures

cc:	Daniel Yong Zhang, Chairman and Chief Executive Officer
Maggie Wei Wu, Chief Financial Officer
Timothy A. Steinert, General Counsel and Secretary
Alibaba Group Holding Limited